VIA EDGAR	July 1, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ronald Alper

Re:	CIIG Capital Partners II, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed May 25, 2021 File No. 333-254078

Dear Mr. Alper:

CIIG Capital Partners II, Inc. (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 4, 2021, regarding the Amendment No. 2 to Registration Statement on Form S-1 filed on May 25, 2021.

Note 7 - Stockholder’s Equity

Warrants, page F-15

1.	We note from your disclosure that it appears you plan to account for the private placement warrants that will be issued in a private placement that will close simultaneously with the closing of the public offering as equity instruments. Please address the following:

●	Provide us with your analysis under ASC 815-40 to support your proposed accounting treatment for the private placement warrants. As part of your analysis, please address whether there are any terms or provisions in the warrant agreement that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant, and if so, how you analyzed those provisions in accordance with the guidance in ASC 815-40.

We have attached CIIG’s Warrant Support Letter to provide an analysis supporting our proposal to account for the private placement warrants using equity accounting treatment. Our analyses of the warrant provisions, in accordance with the guidance in ASC 815-40, focused on the following primary considerations.

1)	Determining the Unit of Accounting

2)	Determining if the Warrants require liability classification under ASC 480

3)	Determining if the Warrants meet the definition of a Derivative

4)	Determining if the Warrants are Indexed to the Company’s stock (ASC 815-4015)

The following are summary conclusions for our primary considerations highlighted above, which in certain cases reflect changes that have been incorporated into CIIG’s Warrant Agreement.

1)	The Private Placement Warrants are issued separately and apart from the entity’s other financial instruments and equity transactions and are therefore freestanding instruments.
2)	CIIG has concluded that the certain conditions, as guided by ASC 480, have not been met and do not exhibit any of the characteristics that would require the Warrants to be classified as a liability.
3)	The Warrants contain an underlying (price of the Company’s common stock), a notional (the number of common shares covered by the Warrant), the Warrants require no initial net investment, and can be net share settled. According to ASC 815-10-15-102, the net settlement criterion as described in paragraph 815-10-15-83(c) is met if a contract provides for net share settlement at the election of either party. As such, CIIG believes the Warrants meet the definition of a derivative.
4)	CIIG, based on the changes made to our Warrant Agreement, believes the Warrants are considered to be Indexed to the Company’s own stock.

CIIG’s Warrant Support Letter provides further analyses in support of our responses above to the primary considerations we addressed.

●	Explain in further detail how the transfer restrictions in Section 2.6 of the warrant agreement, filed as exhibit 4.4, operate. For example, are the transfer restrictions only in effect until 30 days after the completion of an initial business combination, such that after that point the private placement and working capital warrants can be transferred to any party? Do any of the terms of the private placement warrants change if they are transferred to any non-permitted transferees after that date?

We respectfully inform the Staff that the rights associated with the private placement warrants and working capital warrants do not at any time change based on the nature of the holder. Although such warrants are subject to transfer restrictions until 30 days after the completion of an initial business combination, any transfers following that date would only be made pursuant to an effective registration statement or an applicable exemption from registration, and would not change the nature of the rights associated with the private placement warrants and working capital warrants.

* * *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Stuart Neuhauser Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,

CIIG Capital Partners II, Inc.

By:	/s/ F. Peter Cuneo
Name:	F. Peter Cuneo
Title:	Executive Chairman

cc: Ellenoff Grossman & Schole LLP

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